TRANSAX INTERNATIONAL LIMITED
South Part I-101
Nanshe Area, Pengnan Industrial Park
North Yingbinbei Road
Waisha Town, Longhu District
Shantou, Guangdong, China  515023

Telephone (86) 75483238888

February 7, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Attention:              Max A. Webb, Assistant Director
J. Nolan McWilliams
Jeffrey Sears
Lyn Shenk

Re:          Transax International Limited (the “Company”)
Form 8-K
File January 6, 012
File No.  000-27845

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 31, 2012 on the above-referenced filing.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed a Form 8-K/A which contains the revisions set forth below.  Under separate cover, the Company will provide Mr. Sears with a courtesy copy, marked to show responses and keyed to the staff’s comments.

Business, page 5

1.
Please revise to disclose the percentage of revenue is attributable to your OEM services and the percentage attributable to your acting as a middle man/procurement agent.  It appears that you are primarily attempting to increase the OEM portion of your business.  Disclose the reasons why the procurement portion is not your chief focus for potential increase.

RESPONSE: The requested additional disclosure has been added to the Form 8-K/A.  Please see page 5.  Supplementally please be advised that we have clarified the descriptions of both our procurement services and OEM services in the Form 8-K/A on pages 6 and 26.  The procurement portion of our business currently remains our chief focus.

Product Description, page 5

2.	Please briefly explain what ABS plastic materials are and what characteristics made these materials “environmentally-friendly.”

RESPONSE:  The additional information has been included in the Form 8-K/A.  Please see page 5.

Certifications, page 7

3.	Please describe the procedures used to evaluate and identify qualifying local manufacturers in instances where distributors request additional testing, auditing or certifications.

RESPONSE: The additional disclosure has been added as requested.  Please see page 7 of the Form 8-K/A.

4.	Please describe the quality control regulations you attempt to comply with and disclose who establishes these regulations.

RESPONSE:  We have included this requested additional disclosure on page 7 of the Form 8-K/A.

5.
Please disclose whether additional product safety standard, approvals, or certifications, beyond those required by Chinese regulations, must be obtained to export your products to other countries, and if so, describe the applicable standards, approvals or certifications.

RESPONSE: Additional disclosure has been added as requested.  Please see page 7 of Form 8-K/A.

Quality Control Process, page 8

6.
Please clarify whether the “qualifications and required industry standards set by the PRC government” you reference here are the same standards discussed in the Certifications subsection.  If not, please describe the qualifications and required industry standards and explain how “manufacturers are verified.”

RESPONSE: The requested language, which clarifies that the qualifications and standards are described in greater detail under “Certifications” has been added to the Form 8-K/A.  Please see page 9.

Industry, page 9

7.
Please revised by discussing the specific markets where you distribute and sell your toy products.  We note your disclosure on page 7 that 14% and 10% of your exports are to Britain and Mexico, respectively.  Additionally, you discuss the North America and United States markets, but it appears from your discussion on page 7 that you do not export your toy products to the United States.

RESPONSE: The additional disclosure has been added in the Form 8-K/A.  Please see pages 7 and 9.

8.           Please clarify what you mean by a “sustainable development model.”

RESPONSE: We have added the additional clarifying disclosure in the Form 8-K/A.  Please see page 10.

Our Competitive Advantage, page 10

9.	Please explain how your location in Shantou City gives you a unique advantage over your competitors as it appears that a significant number of your competitors are similarly located.

RESPONSE: After consideration of the staff’s comment, we have removed this disclosure from the Form 8-K/A.  Please see page 10.

10.
Please substantiate that BT Shantou has established strong relationships with major suppliers and customers.   We note in this regard that a significant percentage of your purchases and sales are to related parties.

RESPONSE:  After consideration of the staff’s comment, we have removed this disclosure from the Form 8-K/A.  Please see page 10.

11.
Please balance the discussion in the third and fourth paragraphs by disclosing that Big Tree Magic Puzzle (3D) accounted for less than one percent of net sales for the period ended September 30, 2011.  We note your disclosure in the fifth paragraph on page 10.

RESPONSE:  After consideration of the staff’s comment, we have removed this disclosure from the Form 8-K/A.  Please see page 10.

12.
Additionally, please discuss in greater detail, here and in MD&A, how you intend to develop your market for Big Tree Magic Puzzle (3D) and build new distribution channels in China.  Please include detail regarding estimated costs and milestones and source(s) of funds to the extent material.

RESPONSE:  The Form 8-K/A has been revised to disclose that we expect to use our existing distribution channels for the sales of this product and to quantify the expected costs associated with opening additional retail outlets.  Please see pages 8, 12, 26 and 28.  We have not fixed any milestones for the evaluation of our marketing and sales efforts for this product, however, given its limited sales history to date.

Growth Strategy, page 10

13.
Please discuss in greater detail, here and in MD&A, how you intend to implement the strategies discussed in this section.  Include detail regarding estimated costs, milestones, and the source(s) of funds.

RESPONSE:  The additional requested disclosure has been added.  Please see pages 10, 26 and 28 of the Form 8-K/A.

14.
Please explain how the potential acquisitions of Yunjia Fashion Clothing Co., Ltd. and Xinzhongyang Toy Industrial Co., Ltd. will enhance the value of your company and streamline operations given that both entities are controlled by related parties.

RESPONSE:  The Form 8-K/A contains the requested additional disclosure.  Please see page 10.

Competition, page 10

15.	Please discuss the barriers to entry into the Chinese toy products market. We note your disclosure in the second risk factor on page 16.

RESPONSE:  The additional requested disclosure has been added to the Form 8-K/A.  Please see page 10.

Directors and Executive Officers, page 14

16.	Please revise Wei Lin’s biography to include his relationship with Xinzhongyang Toy Industrial Co., Ltd. and Yunjia Fashion Clothing Co., Ltd.

RESPONSE:  The additional requested disclosure has been added.  Please see page 13 of the Form 8-K/A.

Our History, page 15

17.	Please disclosure your entire corporate history, including the merger between Transax International and Vega-Atlantic Corporation.

RESPONSE:  The additional requested information has been added to the Form 8-K/A.  Please see page 14.

Risk Factors, page 15

18.
Please add a risk factor describing the risks related to environmental and safety concerns with toy products exported from China.  We note in this regard your disclosure in the third paragraph on page 9.

RESPONSE:  The additional risk factor has been added.  Please see page 16 of the Form 8-K/A.

19.
We are aware that under the Enterprise Income Tax Law, the PRC tax authority may impose adjustments to a company’s taxable income on related party transactions in certain circumstances.  Please tell us what consideration you gave to inclusion of risk factor disclosure of the attendant risk in light of your significant related party transactions.

RESPONSE:  After consideration of the staff’s comments, we have added an additional risk factor on page 22 of the Form 8-K/A disclosing the potential risks as a result of our significant related party transactions.

20.
Please add a risk factor discussing the risk that publicized scandals involving accounting issues of Chinese public companies traded in the U.S. might lead to reduced interest in your securities.  In your revised risk factor, please include a cross reference to the risk factor disclosing that you have no audit committee financial experts.

RESPONSE:  The requested additional risk factor has been added.  Please see page 23 of the Form 8-K/A.

A limited number of customers, page 17

21.
Please identify each customer and its respective percentage of net sale for those customers who accounted for 10% or more of your net sales for the fiscal year ended December 31, 2010 and the nine months ended September 30, 2011.

RESPONSE:  This risk factor has been expanded as requested in the Form 8-K/A.  Please see page 16.

From time to time we engage in related party transactions, page 17

22.
Please disclose the specific risks to you from your significant reliance on related parties in the conduct of your business.  In your revised discussion, identify the related parties, the nature of their relationship to you, and the nature of the related party transactions.

RESPONSE:  The additional disclosure has been included in the Form 8-K/A.  Please see page 17.

23.	Please present the risks discussed in the second, third and fourth paragraphs of this risk factor in a separately captioned risk factor.

RESPONSE:  As requested, we have presented the second, third and fourth paragraphs as a separate risk factor.  Please see page 17 of the Form 8-K/A.

Fluctuations in the value of the RMB, page 20

24.	Please revise this risk factor by disclosing the risks referenced in the sixth paragraph on page 9.

RESPONSE:  The revision to this risk factor has been made in the Form 8-K/A on page 20.

Our controlling stockholders, page 24

25.	Please identify the two stockholders who beneficially own 95.6% of your common stock.

RESPONSE:  The additional disclosure has been added as requested.  Please see page 24 of the Form 8-K/A.

Management’s Discussion and Analysis, page 25

Results of Operations, page 27

26.
Please refer to your discussion of the change in revenues reported for the nine month period ended September 30, 2011, as compared to the same period of fiscal year 2010.  Per your disclosure, BT Brunei export sales accounted for approximately 84% of your total revenues for the first nine months of September 30, 2011.  Similarly, you subsequently disclose that your effective tax rate for the nine months ended September 30, 2011 was negligible since approximately all of your consolidated taxable income was attributable to BT Brunei’s operating income.  Based upon the discussion of your organization and operations in Note 1 to your financial statements, BT Brunei was not formed until April 13, 2011 and BT Shantou is your principal operating subsidiary.  Therefore, please clarify for us, as well as in your MD&A disclosure, the nature of the revenue and operating income that has been attributed to BT Brunei.  For example, if the revenue and operating income attributed to BT Brunei reflects all the amounts recognized subsequent to BT Brunei’s acquisition of BT Shantou, please disclose this fact, as well as the acquisition date.  Alternatively, if your operating results are allocated between BT Brunei and BT Shantou for internal reporting and/or analysis, please explain the basis for this allocation.

RESPONSE:  The Form 8-K/A contains additional disclosure which clarifies the revenue attributable to each of BT Brunei and BT Shantou.  Please see page 27.  Supplementally, please be advised that as set forth therein the revenues attributable to BT Brunei for the first nine months of 2011 exclude revenues attributable to BT Shantou.  While BT Shantou is a subsidiary of BT Brunei, BT Brunei has sales operations which are separate from those of BT Shantou.  Other than providing the information on revenue by source company, we do not allocate any other operating results for internal reporting and/or analysis.

27.
Please discuss and analysis each of the material reasons underlying the changes in your revenues, cost of revenues, gross margins and operating results for the nine months ended September 30, 2011 compared to the same period in 2010.  Additionally, each material variance in cost of revenues should be disclosed, quantified, and discussed.  In particular:

•	Discuss the reasons you were able to substantially increase your revenues year-over-year;
•	Discuss the steps you took and the reasons for your lower cost of toy products and quantify the extent to which this factor reduced your cost of revenues;
•	Discuss the improved efficiencies in your supply chain and quantify the extent to which this factor reduced your cost of revenues; and
•	Explain how increased export sales resulted in an improvement in gross margin.

RESPONSE:  The requested additional disclosure has been added.  Please see page 27 of the Form 8-K/A.

28.
In this regard, please discuss and analyze all known trends and uncertainties resulting from your dependence on export sales for a substantial portion of your revenues.  In particular, specifically discuss trends and uncertainties resulting from appreciation of the RMB, including inflation, increasing costs of raw materials, and stagnant sales prices.  We note in this regard your disclosure in the sixth paragraph on page 9.

RESPONSE:  The Form 8-K/A has been revised to include the requested disclosure.  Please see page 27.

29.
Please discuss the role of your sales network in the sales and distribution of your toy products.  We note in this regard that while your revenues increased $15,315,917 in the nine months ended September 30, 2011 compared to the same period in 2010, selling expense only increased $27,347.

RESPONSE:  The requested additional disclosure has been added to the Form 8-K/A.  Please see page 27.

30.
We note that you attributed the increase in the amount of general and administrative expenses incurred during the nine month period ended September 30, 2011, as compared to the same period in the prior year, to (I) higher salary and employee benefits due to additional sales employees and (II) procurement services paid to your agent(s) for toy purchases and the arrangement of deliveries of toy products.  Please quantify the impact of each of these factors.

RESPONSE:  The requested additional information has been added.  Please see page 27 of the 8-K/A.

Security Ownership of Certain Beneficial Owners and Management, page 31

31.
Please revise footnote (3) to the beneficial ownership table by disclosing the natural person(s) who exercise voting power or investment power over the shares of common stock held by Carlingford Investments Limited.

RESPONSE:                      The requested additional information has been added to the Form 8-K/A.  Please page 31.

Exhibit 99.1

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition page 8

32.	Please revise your discussion here and in the “Critical Accounting Policies” section of MD&A to disclosure your specific policy for recognizing and measuring your revenues.

RESPONSE:  The requested additional disclosure has been added to Note 2 of Exhibit 99.1 and in the MD&A.  Please see page ___ of Exhibit 99.1 and page 30 of the 8-K/A.

33.
Please provide us with your analysis under ASC 605-45 for gross versus net reporting of revenue.  In this regard, we note from your disclosure on page 26 in MD&A that your primary focus is on procurement services for toy distributors and wholesalers – including identifying, evaluating, and engaging local manufacturers for supply of toys.  Please be detailed in your response.

RESPONSE: As set forth in Note 14, we follow the guidance of ASC 605, "Revenue Recognition,” and the SAB No. 104 and SAB Topic 13 for revenue recognition. In general, we record revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.

In accordance with ASC 605-45, “Principal Agent Considerations”, we report our revenue from sales of toys on the gross basis as we meet the criteria of gross revenue reporting as follows.

•	We are the primary obligor to provide the product or services desired by our customers;
•	We have latitude in establishing price;
•	We have credit risk – see Note 14 for customer concentrations and credit risk;
•	We have general inventory risk – before customer order is placed and upon customer return; and
•	We have discretion in supplier selection.

Exhibit 99.2

Pro forma Consolidated Statements of Operations, page 3

34.
We note that the historical statements of operations, which you used for purposes of preparing your pro forma financial information, should not have included information related to Transax International Limited’s discontinued operations.  As such, please revise the pro forma consolidated statements of operations that have been provided in Exhibit 99.2.  Refer to Instruction 1 to Rule 11-02 for further guidance.

RESPONSE:  The pro forma financial statements have been revised as requested.  Please see Exhibit 99.2 to the Form 8-K/A.

35.
Please refer to Rule 11-02(a) of Regulation S-X.  We note that the primary objective of pro forma financial information is to provide investors with information about the continuing impact of a particular transaction by showing how the transaction may have affected historical financial statements if it had been consummated at an earlier time.  We note further that as a result of the recapitalization effected through your reverse merger transaction, the financial information provided in your future periodic reports (i.e., including the historical financial statements) should be the financial position and results of operations of Big Tree.  In this regard, it is not clear to us why your pro forma consolidated statements of operations do not include adjustments for certain amounts that were reported on Transax International Limited’s (“Transax”) historical financial statements, but do not appear to relate to the continuing operations of Big Tree.  For example, your pro forma financial statements of operations do not include adjustments for certain “other” income and expense items, such as the “gain from derivative liability” and “registration rights penalty recovery,” which were reported on Transax’s statement of operations for the period ended September 30, 2011, but not appear to relate the continuing operations of Big Tree.  Please revise your pro forma statements of operations for both the nine-month period ended September 30, 2011 and the year ended December 31, 2010, as appropriate, or advise.

RESPONSE:  The pro forma financial statements have been revised as requested.  Please see Exhibit 99.2 to the Form 8-K/A.

36.
To the extent that your planned reverse stock split is formally approved by your stockholders and effected prior to the date on which you file your amended report on Form 8-K, please revise the pro forma earnings per share amounts reported on your pro forma statements of operations to give effect to this change in your capital structure.

RESPONSE:                      The Company’s planned reverse stock split has not yet been submitted to a vote of its shareholders at a special meeting for which a preliminary proxy statement on Schedule 14A, including amendments, has previously been filed with the SEC.  Accordingly, there was no adjustment necessary to the pro forma information contained in the Form 8-K/A being filed with the SEC in response to the staff’s comments herein discussed.

Other

37.	Please include a consent from the independent registered public accounting firm in ay future amendments to your Form 8-K.

RESPONSE:The requested consent is filed as Exhibit 23.1 to the Form 8-K/A.

We trust the foregoing and the Form 8-K/A is fully responsive to the staff’s comments.  The Company acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Lin
Wei Lin
Chief Executive Officer

cc:           James M. Schneider, Esq.
Sherb & Co., LLP